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August 29, 2016

VIA EDGAR AND ELECTRONIC MAIL

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Stewart Information Services Corporation
Amendment No. 2 to Preliminary Proxy Statement filed on Schedule 14A filed by Foundation Asset Management, LP, et al. (the “Solicitation Statement”)
Filed August 16, 2016
File No. 001-02658

Dear Mr. Panos:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated August 19, 2016 (the “Staff Letter”) with regard to the above-referenced matter. We have reviewed the Staff Letter with our client, Foundation Asset Management, LP and the other participants in its solicitation (collectively, “Foundation”), and provide the following responses on Foundation’s behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Solicitation Statement.

General

1.	We note your response to comment 3. Please supplementally provide us with a copy of the referenced reports and support for the estimates included on page 2 or revise the preliminary proxy to delete such disclosure.

Foundation acknowledges the Staff’s comment and has included copies of the referenced reports as Annex A hereto. To facilitate the Staff’s review, Foundation has highlighted the relevant portions of the reports in Annex A. Please see the following pages of the respective reports: (i) Stewart – page 4, (ii) FAF – page 3, (iii) FNF – page 4 and (iv) ORI – page 4.

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August 29, 2016

As explained in the Solicitation Statement, Foundation has allocated 90% of the unallocated corporate expenses to the title segments for FAF and FNF (which is why Foundation’s 2016E margin percentages differ from those contained in the FAF and FNF reports), whereas 100% of such expenses are attributed for Stewart and ORI as title insurers with fully allocated overhead disclosures.

On a supplemental basis, Foundation notes that no sell side firm widely covers all of the major title companies; however, Stephens Inc. does cover three of the four (Stewart, FAF and FNF), which is why its reports were used for consistency. The report from Raymond James & Associates, Inc. was used for ORI since Stephens Inc. does not cover ORI.

As shown below, Foundation has updated the chart that appears on page 2 of the Solicitation Statement to reflect the most current estimates available and confirms that it will include the updated chart prior to filing Foundation’s definitive Solicitation Statement.

Peers include the other three publicly traded title insurers: Fidelity National Financial, Inc. (NYSE:FNF), First American Financial Corporation (NYSE:FAF) and Old Republic (NYSE:ORI).

Source: Annual and Quarterly Reports of Stewart, FNF, FAF and ORI and Foundation’s estimates.

Note: 90% of unallocated corporate expenses attributed to Title segments for FNF and FAF and 100% is attributed for ORI and Stewart as title insurers with fully allocated overhead disclosures.

* 2016E based on consensus estimates compiled from Wall Street research reports. These estimates often differ from actual results and are subject to change.

August 29, 2016

*     *     *     *     *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Steve Wolosky

Steve Wolosky

cc:	Ben Bresnahan, Foundation Asset Management, LP Aneliya Crawford, Olshan Frome Wolosky LLP

August 29, 2016

ANNEX A